FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 10, 2016

TRANSLATION
Autonomous City of Buenos Aires, May 10, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Acquisition of Company Shares by the Company

Dear Sirs:

The purpose of this letter is to comply with the Buenos Aires Stock Exchange Regulations (T.O. 2013), to inform you that the Board of Directors of the Company, at its meeting on May 10, 2016, resolved to approve the terms and conditions for the acquisition by the Company of Company shares up to an amount of ARS$ 50,000,000 (fifty million Argentine pesos), in accordance with Article 64 of Law 26,831 and the rules of the CNV.

The terms and conditions approved by the Board of Directors for the acquisition of the Company's shares are as follows:

1.	Goal: To grant share compensation plans.

2.	Maximum investment amount: Up to ARS$ 50,000,000.

3.
Maximum quantity of shares subject to acquisition:  The quantity of ordinary Class D shares of the Company with par value of ten Argentine pesos (ARS$ 10) per share and entitled to 1 (one) vote each to be acquired shall depend on the price paid to acquire the shares on the market, so long as such quantity never exceeds 10% of the capital of the Company, in accordance with applicable law.

4.
Daily limit for acquisitions in the market: In accordance with applicable regulation, the daily limit for acquisitions in the market is up to 25% of the average daily trading volume for the stock in the markets on which it is listed for the preceding 90 business days.

5.	Purchase price for the shares: Up to a maximum of ARS$ 350 per share on the Buenos Aires Stock Exchange and US$ 23 per share on the New York Stock Exchange.

6.
Term in which the acquisitions will be completed: Within 90 calendar days starting from the business day following the date of publication of the information on the website of the National Securities Commission and the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which the investing public will be notified of in the same manner.

7.
Source of funds:  The acquisition of shares will be made with the reserve for the purchase of the Company's shares with amounts up to ARS$ 50 million approved by the General Ordinary and Extraordinary Shareholders' Meeting of April 29, 2016, at the time of approving the financial statements as of December 31, 2015, it being noted that the Company has the necessary liquidity to undertake the aforementioned acquisitions without affecting its solvency.

8.	Number of shares in circulation: For informational purposes, on May 9, 2016, the Company had 393,312,793 shares in circulation, all fully paid-in and subscribed.

9.
Internal Communication: The directors, members of the Supervisory Committee and senior management will be informed that, because the Company has decided to acquire its own shares, they will not be able to sell Company shares that they own or control directly or indirectly.

It is noted that on April 29, 2016, the General Ordinary and Extraordinary Shareholders' Meeting resolved to exempt the Company from conducting the preemptive rights offering set forth in Article 67 of Law 26,831 when the Company delivers to the personnel the shares previously acquired in accordance with the Long-Term Share Compensation Plan.

Yours faithfully,
Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 13, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer